Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

November 29, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc.

Preliminary Schedule 14C Filed on September 5, 2018

File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 19, 2018 regarding Preliminary Schedule 14C previously filed on September 5, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 1 to our Preliminary Schedule 14C is being submitted to accompany this Response Letter.

Preliminary Information Statement on Schedule 14C

General

1.	It appears that the approval of the increase in authorized shares is intended to facilitate your acquisition of Reliant Galaxy International Limited. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A which applies to you through Item 1 of Schedule 14C.

Response: In response to the Staff’s comment, the Company revised its Preliminary Schedule 14C to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to the Company’s acquisition of Reliant Galaxy International Limited.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC